# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Iridium Communications Inc., CIK 0001418819
CUSIP: 46269C102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1676 INTERNATIONAL DRIVE, 1676 INTERNATIONAL DRIVE, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001705712-26-000004
Filed by CIK 0001705712

## Reporting persons
- Silver Heights Capital Management Inc: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 2,484,922; shared voting power 790,025; sole dispositive power 2,484,922; shared dispositive power 790,025; aggregate amount beneficially owned 3,274,947 (3.1% of the class)

## Item 1. Issuer
Name of issuer: Iridium Communications Inc.
Address of issuer's principal executive offices: 1676 INTERNATIONAL DRIVE, 1676 INTERNATIONAL DRIVE, MCLEAN, VIRGINIA, 22102.

## Item 2. Person Filing
Name of person filing: Silver Heights Capital Management Inc.
Address of principal business office or, if none, residence: 333 Bay Street, Suite 1140, Toronto, Ontario, M5H 2R2
Citizenship: See Item 4 of Covered Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,274,947
Percent of class: 3.1%
Sole power to vote or to direct the vote: 2,484,922
Shared power to vote or to direct the vote: 790,025
Sole power to dispose or to direct the disposition: 2,484,922
Shared power to dispose or to direct the disposition: 790,025

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Silver Heights Capital Management Inc: /s/Trish Campbell, Chief Compliance Officer (08/12/2026)